UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-41658

Lucas GC Limited

(Exact name of registrant as specified in its charter)

Room 5A01, 4th Floor

Air China Building, Xiaoyun Road

Sanyuanqiao, Chaoyang District

Beijing 100027, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

On February 9, 2026, Lucas GC Limited (the “Company”) entered into a securities purchase agreement (the “Securities Purchase Agreement”) with certain investors named therein in relation to the issuance and sale of an aggregate of 40,000,000 Class A ordinary shares of the Company, par value US$0.0002 per share (the “Shares”), at a purchase price of US$1.00 per share, in a private placement (the “Private Placement”). The Private Placement is expected to close on or about February 10, 2026, subject to satisfaction or waiver of the conditions precedent set forth in the Securities Purchase Agreement.

Gross proceeds from the Private Placement are expected to be approximately US$40.0 million. The Company expects to use such proceeds from the Private Placement for general corporate purposes.

The Private Placement is exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), pursuant to the exemption for transactions by an issuer not involving any public offering under Section 4(a)(2) of the Securities Act and Rule 506 of Regulation D of the Securities Act (“Regulation D”) and in reliance on similar exemptions under applicable state laws. The Purchasers represented that they were accredited investors within the meaning of Rule 501(a) of Regulation D and were acquiring the Shares for investment only and with no present intention of distributing any of such Shares or any arrangement or understanding regarding the distribution thereof. The Shares were offered in the Private Placement without any general solicitation by the Company or its representatives. The Shares that will be sold and issued in the Private Placement are not registered under the Securities Act or any state securities law and may not be offered or sold in the United States absent registration with the U.S. Securities and Exchange Commission or an applicable exemption from the registration requirements. Neither this current report on Form 6-K (this “Report”), nor the exhibit attached hereto, constitutes an offer to sell any securities or a solicitation of an offer to buy any securities, nor shall there be any sale of any securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The foregoing description of the Securities Purchase Agreement does not purport to describe all terms and conditions thereof and is qualified in its entirety by reference to the form of the Securities Purchase Agreement which is filed as Exhibit 10.1 hereto and is incorporated herein by reference.

This Report is incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-286651) and registration statement on Form S-8 (File No. 333-283728), as amended, and into each prospectus outstanding under the foregoing registration statements, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act, or the Securities Exchange Act of 1934, as amended.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Form of the Securities Purchase Agreement, dated February 9, 2026, by and among the Registrant and certain investors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Date: February 10, 2026

Lucas GC Limited

By:	/s/ Howard Lee
Name:	Howard Lee
Title:	Chief Executive Officer and Chairman of the Board of Directors